November 26, 2024

Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
15F, 396 World Cup buk   ro, Mapo-gu
Seoul 03925, Republic of Korea

        Re: Gravity Co., Ltd.
            Form 20-F the fiscal year ended December 31, 2023
            File No. 000-51138
Dear Heung Gon Kim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology